Free Writing Prospectus No. U6675 filed pursuant to Rule 433 dated April 25, 2022 / Registration Statement No. 333-238458-02

Auto-Callable Contingent Income Securities Based on the Performance of the Worst Performing of Three Underlyings due May 2, 2025

Principal at Risk Securities

The Auto-Callable Contingent Income Securities are unsecured notes issued by Credit Suisse AG

You should read the accompanying preliminary pricing supplement dated April 25, 2022, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	S&P 500® Index, Nasdaq-100 Index®, and EURO STOXX 50® Index
Principal Amount:	$1,000 per security
Trade Date:	April 27, 2022
Settlement Date:	May 3, 2022
Valuation Date:	April 28, 2025
Maturity Date:	May 2, 2025
Redemption Amount:

If the securities have not previously been automatically redeemed, on the Maturity Date investors will receive a Redemption Amount determined as follows:

•      If the Final Level of the Worst Performing Underlying is greater than or equal to its Downside Threshold Level: the Principal Amount, and, if the closing level of each Underlying on every trading day during the Observation Period ending on the Valuation Date is greater than or equal to its respective Coupon Barrier Level, the Contingent Coupon with respect to that Observation Period.

•      If the Final Level of the Worst Performing Underlying is less than its Downside Threshold Level: (i) the Principal Amount multiplied by (ii) the Underlying Return of the Worst Performing Underlying. In this case, the Redemption Amount will be less than $600 per $1,000 principal amount of securities. You could lose your entire investment.

Contingent Coupons:

Subject to Automatic Redemption, if, on every trading day during an Observation Period the closing level of each Underlying is greater than or equal to its respective Coupon Barrier Level, we will pay a Contingent Coupon at an annual rate of 8.50% (corresponding to $21.25 per period per security and to be determined on the Trade Date) on the immediately following Contingent Coupon Payment Date.

If on any trading day during an Observation Period the closing level of any Underlying is less than its respective Coupon Barrier Level, no Contingent Coupon will be paid with respect to that Observation Period.

Automatic Redemption:	If an Early Redemption Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the Principal Amount and the Contingent Coupon payable, if any, on the immediately following Contingent Coupon Payment Date.
Early Redemption Event:	An Early Redemption Event will occur on any Observation Date scheduled to occur on or after October 27, 2022 (other than the Valuation Date) if the closing level of each Underlying on such Observation Date is equal to or greater than its respective Early Redemption Level.
Early Redemption Level:	Expected to be 100% of the Initial Level
Coupon Barrier Level:	Expected to be 70% of the Initial Level
Downside Threshold Level:	Expected to be 60% of the Initial Level
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date
Underlying Return:	The Final Level of the Underlying divided by the Initial Level.
Worst Performing Underlying:	The Underlying with the lowest Underlying Return
CUSIP / ISIN:	22553PTL3 / US22553PTL30
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/0001053092/0000950103 22006862/dp171389_424b2-u6675.htm

Observation Dates	Contingent Coupon Payment Dates
July 27, 2022	August 1, 2022
October 27, 2022	November 1, 2022
January 27, 2023	February 1, 2023
April 27, 2023	May 3, 2023
July 27, 2023	August 1, 2023
October 27, 2023	November 1, 2023
January 29, 2024	February 1, 2024
April 29, 2024	May 3, 2024
July 29, 2024	August 1, 2024
October 28, 2024	October 31, 2024
January 27, 2025	January 30, 2025
April 28, 2025 (Valuation Date)	May 2, 2025 (Maturity Date)

Hypothetical Redemption Amount At Maturity*

The Securities Have Not Been Automatically Redeemed
Underlying Return	Redemption Amount	Total Return on Securities
50%	$1,000	0%
40%	$1,000	0%
30%	$1,000	0%
20%	$1,000	0%
10%	$1,000	0%
0%	$1,000	0%
-10%	$1,000	0%
-20%	$1,000	0%
-30%	$1,000	0%
-40%	$1,000	0%
-41%	$590	-41%
-50%	$500	-50%
-60%	$400	-60%

*Does not include the final coupon, if any

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $940 and $975 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlying (including historical information relating to the Underlying), the terms of the securities and certain risks.

About Your Securities

The Auto-Callable Contingent Income Securities due May 2, 2025 based on the performance of the worst performing of the S&P 500® Index, the Nasdaq-100 Index® and the EURO STOXX 50® Index, which we refer to as the securities, provide an opportunity for investors to earn a Contingent Coupon at an annual rate of 8.50% (corresponding to $21.25 per period per security and to be determined on the Trade Date) but only if the closing level of each Underlying on every trading day during the applicable Observation Period is greater than or equal to 70% of its respective Initial Level, which we refer to as its Coupon Barrier Level. It is possible that the closing levels of one or more Underlyings could be below their respective Coupon Barrier Levels on at least one trading day during most or all of the Observation Periods throughout the entire term of the securities so that you may receive few or no Contingent Coupons during the entire term of the securities. In addition, if the closing level of each Underlying is greater than or equal to its Initial Level on any Observation Date scheduled to occur on or after October 27, 2022 (other than the Valuation Date), the securities will be automatically redeemed for an amount per security equal to the Principal Amount plus the Contingent Coupon payable, if any, on the immediately following Contingent Coupon Payment Date.

If the securities have not been previously automatically redeemed and the Final Level of the Worst Performing Underlying is greater than or equal to 60% of its Initial Level, which we refer to as its Downside Threshold Level, the Redemption Amount will be the Principal Amount and, if the closing level of each Underlying on every trading day during the Observation Period ending on the Valuation Date is also greater than or equal to its Coupon Barrier Level, the Contingent Coupon with respect to that Observation Period. However, if the Final Level of the Worst Performing Underlying is less than its Downside Threshold Level, investors will be fully exposed to the decline in the Worst Performing Underlying over the term of the securities and will receive a Redemption Amount that is significantly less than the Principal Amount, in proportion to the decline in the Worst Performing Underlying from its Initial Level to its Final Level. In this scenario, the value of any such payment will be less than 60% of the Principal Amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any Contingent Coupons. In addition, investors will not participate in any appreciation of any Underlying.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.  Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 25, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. I–B dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011955/dp130588_424b2-ps1b.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the securities. For a complete list of risk factors, please see the accompanying pricing supplement, any accompanying underlying supplement, product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the appropriateness of the securities in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal
•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms
•	The securities will not pay more than the Principal Amount plus Contingent Coupons, if any
•	The securities do not provide for regular fixed interest payments
•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss
•	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk
•	An Automatic Redemption would eliminate your opportunity to be paid Contingent Coupons over the full term of the securities
•	Investors will not participate in any appreciation in the level of any of the Underlyings
•	The U.S. federal tax consequences of an investment in the securities are unclear

Risks Relating to the Underlying

•	You will be exposed to the performance of each Underlying and you will be subject to risks relating to the relationship between the Underlyings
•	Foreign company risk
•	The closing level of the EURO STOXX® 50 Index will not be adjusted for changes in exchange rates relative to the U.S. Dollar even though the equity securities included in the EURO STOXX® 50 Index are traded in a foreign currency and the securities are denominated in U.S. Dollars
•	Foreign securities markets risk
•	No ownership rights relating to the Underlyings
•	Adjustments to the Underlyings could adversely affect the value of the securities
•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities

Risks Relating to the Issuer

•	The securities are subject to the credit risk of Credit Suisse
•	Credit Suisse is subject to Swiss regulation

Risks Relating to Conflicts of Interest

•	Hedging and trading activity
•	Potential conflicts

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable economic and market factors will affect the value of the securities
•	The estimated value of the securities on the Trade Date may be less than the Price to Public
•	Effect of interest rate in structuring the securities
•	Secondary market prices
•	Lack of liquidity

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.